THE SWISS HELVETIA FUND, INC.

DIVIDEND REINVESTMENT PLAN

The Plan

The Fund’s Dividend Reinvestment Plan (the “Plan”) offers a convenient way for you to reinvest capital gains distributions and ordinary income dividends in additional shares of the Fund.

Some of the Plan features are:

•	Once you enroll in the Plan, all of your future distributions and dividends payable in whole or in part in cash will be automatically reinvested in Fund shares in accordance with the terms of the Plan

•	You will receive shares valued at the lower of the Fund’s net asset value or the Fund’s market price as described below. The entire amount of your distribution or dividend will be reinvested automatically in additional Fund shares. For any balance that is insufficient to purchase full shares of the Fund, your account will be credited with fractional shares.

•	Your shares will be held in an account with the Plan agent. You will be sent regular statements for your records.

•	You may terminate participation in the Plan at any time.

The following are answers to frequently asked questions about the Plan.

How do I enroll in the Plan?

If you are holding certificates for your shares, contact American Stock Transfer & Trust Company (“AST”) at the address shown below. If your shares are held in a brokerage account, contact your broker. Not all brokerage firms permit their clients to participate in dividend reinvestment plans such as the Plan and, even if your brokerage firm does permit participation, you may not be able to transfer your Plan shares to another broker who does not permit participation. Your brokerage firm will be able to advise you about its policies.

How does the Plan work?

The cash portion of any dividends or distributions you receive, payable in whole or in part in cash, will be reinvested in shares of the Fund. The number of shares credited to your Plan account as a result of the reinvestment will depend upon the relationship between the Fund’s market price and its net asset value per share on the record date of the distribution or dividend, as described below:

•	If the net asset value is greater than the market price (the Fund is trading at a discount), AST as Plan Agent, will buy Fund shares for your account on the open market on the New York Stock Exchange or elsewhere. Your dividends or distributions will be reinvested at the average price AST pays for those purchases.

•	If the net asset value is equal to the market price (the Fund is trading at parity), the Fund will issue for your account new shares at net asset value.

•	If the net asset value is less than but within 95% of the market price (the Fund is trading at a premium of less than 5%), the Fund will issue for your account new shares at net asset value.

•	If the net asset value is less than 95% of the market price (the Fund is trading at a premium of 5% or more), the Fund will issue for your account new shares at 95% of the market price.

If AST begins to buy Fund shares for your account at a discount to net asset value but, during the course of the purchases, the Fund’s market price increases to a level above the net asset value, AST will complete its purchases, even though the result may be that the average price paid for the purchases exceeds net asset value.

Will the entire amount of my distribution or dividend be reinvested?

The entire amount of your distribution or dividend, payable in cash, will be reinvested in additional Fund shares. If a balance remains after the purchase of whole shares, your account will be credited with any fractional shares (rounded to three decimal places) necessary to complete the reinvestment.

How can I sell my shares?

You can sell any or all of the shares in your Plan account by contacting AST. AST charges $15 for the transaction plus $.10 per share for this service. You can also withdraw your shares from your Plan account and sell them through your broker.

Does participation in the Plan change the tax status of my distributions or dividends?

No. The distributions and dividends are paid in cash and their taxability is the same as if you received the cash. It is only after the payment of distributions and dividends that AST reinvests the cash for your account.

Can I get certificates for the shares in the Plan?

AST will issue certificates for whole shares upon your request. Certificates for fractional shares will not be issued.

Is there any charge to participate in the Plan?

There is no charge to participate in the Plan. You will, however, pay a pro rata share of brokerage commissions incurred with respect to AST’s open market purchases of shares for your Plan account.

How can I discontinue my participation in the Plan?

Contact your broker or AST in writing. If your shares are in a Plan account, AST will send you a certificate for your whole shares and a check for any fractional shares.

Where can I direct my questions and correspondence?

Contact your broker, or contact AST as follows:

By mail:
          American Stock Transfer & Trust Company
          PO Box 922
          Wall Street Station
          New York, NY 10269-0560

Through the Internet:
          www.amstock.com

Through AST’s automated voice response System:
          1-888-556-0425

AST will furnish you with a copy of the Terms and Conditions of the Plan without charge.